                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934
For the fiscal year ended December 31, 1999



                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from ________to________.

Commission file number 1-2516


       A. Full title of the plan and the address of the plan, if different from that of issuer named below:

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PHARMACIA CORPORATION
                             (fka Monsanto Company)
                              100 Route 206 North
                           Peapack, New Jersey 07977

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee health plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN



                                   By: /s/   Alexandra van Horne
                                        --------------------------------------
                                        Name: Alexandra van Horne, Chair
                                        Pharmacia Corporation Employee
                                        Benefits Plans Committee


June 30, 2000

THE PHARMACIA & UPJOHN
EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 1999 and 1998

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Index to Financial Statements

                           December 31, 1999 and 1998


                                                                                                                        Page

      Report of Independent Accountants                                                                                   1

      FINANCIAL STATEMENTS:
        Statements of Net Assets Available for Plan Benefits
           as of December 31, 1999 and 1998                                                                               2

        Statement of Changes in Net Assets Available for Plan Benefits for the
           year ended December 31, 1999                                                                                   3

        Notes to Financial Statements                                                                                     4

      SUPPLEMENTAL SCHEDULES:
        Schedule of Assets Held for Investment Purposes
           as of December 31, 1999                                                                                       17

        Schedule of Reportable Transactions
           for the year ended December 31, 1999                                                                          26

        Note: Supplemental schedules required by the Employee Retirement Income
              Security Act of 1974 that have not been included herein are not applicable to the Pharmacia & Upjohn Employee Savings Plan.

                       Report of Independent Accountants

To the Participants and Administrator of The Pharmacia & Upjohn Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Pharmacia & Upjohn Employee Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1999 and Reportable Transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP



Florham Park, New Jersey
May 26, 2000

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits


=================================================================================================================
                                                                                    DECEMBER 31,

                                                                            1999                    1998

-----------------------------------------------------------------------------------------------------------------
ASSETS:
Investments, at fair value                                         $      1,388,704,265    $       1,407,135,496
Investments, at contract value                                              221,781,807              231,660,788

Receivables:
   Company contributions, net of forfeitures                                 29,204,436               23,561,193
   Participant contributions                                                          -                1,970,150
   Dividends and interest receivable                                          4,570,253                4,608,392
   Due from insurance company                                                         -                5,756,586
                                                                     -------------------     --------------------
           Total receivables                                                 33,774,689               35,896,321
                                                                     -------------------     --------------------

           Total assets                                                   1,644,260,761            1,674,692,605
                                                                     -------------------     --------------------

LIABILITIES:
   Notes payable                                                            260,700,000              276,700,000
   Interest payable                                                          44,308,671               42,477,129
   Other                                                                        882,410                  503,343
                                                                     -------------------     --------------------
           Total liabilities                                                305,891,081              319,680,472
                                                                     -------------------     --------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $      1,338,369,680    $       1,355,012,133
                                                                     ===================     ====================
-----------------------------------------------------------------------------------------------------------------


See accompanying notes to the financial statements.

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

=================================================================================================================

                                                                                        FOR THE YEAR ENDED
                                                                                         DECEMBER 31, 1999

-----------------------------------------------------------------------------------------------------------------
Additions:
   Additions to net assets attributed to:
      Investment income:
        Net depreciation in fair value of investments                                 $          (74,546,344)
        Interest                                                                                  16,141,942
        Dividends                                                                                 52,907,058
        Interest on participants' loans                                                            2,388,915
                                                                                        ---------------------
           Total investment income (loss)                                                         (3,108,429)
                                                                                        ----------------------

      Contributions:
        Participant                                                                               50,174,952
        Rollovers                                                                                  6,286,142
        Company, net of forfeitures                                                               29,727,465
      Asset transfers, net                                                                        46,524,705
                                                                                        ---------------------
           Total additions                                                                       129,604,835
                                                                                        ---------------------

Deductions:
   Deductions from net assets attributed to:
      Benefits paid to participants                                                              120,949,116
      Interest on notes payable                                                                   25,298,172
                                                                                        ---------------------
           Total deductions                                                                      146,247,288
                                                                                        ---------------------

        Net decrease                                                                             (16,462,453)
                                                                                        ---------------------

Net assets available for plan benefits:
   Beginning of year                                                                           1,355,012,133
                                                                                        ---------------------
   End of year                                                                        $        1,338,369,680
                                                                                        =====================
-----------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


1.    DESCRIPTION OF PLAN

      The following brief description of the Pharmacia & Upjohn Company (the "Company") Employee Savings Plan (the "Plan") is provided only for general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Company is the sponsor of the Plan and a wholly owned subsidiary of Pharmacia & Upjohn, Inc. ("P&U"). The Plan is a defined contribution plan with two component parts: a Section 401(k) plan and an Employee Stock Ownership Plan (the "ESOP"). The Plan covers substantially all domestic employees of P&U not otherwise covered by another defined contribution plan of P&U.

      ADMINISTRATION

      The Administrative Committee is responsible for administering Plan operations in accordance with ERISA plan documents. The Investment Committee is responsible for monitoring Plan investments.

      CONTRIBUTIONS

      Participants can elect to contribute on a before-tax or after-tax basis from 1% to 18%, in 1% increments, of their Base Pay, as defined in the Plan document. The Internal Revenue Code ("IRC") contains certain limits on participant contributions to a qualified plan, such as a $10,000 limit on a participant's before-tax contributions during the 1999 calendar year. Other limits also apply to highly compensated employees participating in the Plan.

      Participants may also elect to make rollover contributions to the Plan from other qualified defined contribution plans.

      Since 1990, matching contributions have been made through the ESOP. The Company matches 50% of participant contributions from 1% to 5% of Base Pay. The Company matching contributions are the basis for allocating shares of the Company's Series A Convertible Perpetual Preferred Stock ("Preferred Stock") to participants' accounts. Dividends paid to the participants' ESOP accounts are also allocated in Preferred Stock. Preferred Stock allocations are made at the $40.30 purchase price paid by the ESOP at its inception. The Company contributes to the ESOP cash amounts that are necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on the ESOP's outstanding debt and to release Preferred Stock to cover allocations to participant accounts. Employer dividends paid to the ESOP on the Preferred Stock and certain other funds are also used to repay the debt incurred by the Plan to purchase the Preferred Stock from P&U at the inception of the leveraged ESOP (see Note 4).

      Prior to 1999 Plan year, the Company made a discretionary contribution to the Pharmacia & Upjohn Common Stock Fund (the "P&U Common Stock Fund") in an amount determined annually by the P&U Board of Directors. Effective for the 1999 Plan year, the Plan was amended to eliminate the discretionary contribution. As a result, no discretionary contributions were made to the Plan based upon participants' 1999 Plan year activity.

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



      INVESTMENT OPTIONS

      Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan document.

      Each participant may direct his or her contributions to the following fund options:

      (a) Income Fund,
      (b) American Balanced Fund,
      (c) Indexed Stock Fund,
      (d) Neuberger Berman Guardian Fund,
      (e) American Century Ultra Fund,
      (f) Templeton Foreign Fund, or
      (g) P&U Common Stock Fund (as of April 1, 1999), or
      (h) Any combination of the above, provided that a multiple of 1% is directed to each fund selected.

      Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

      Company contributions (i.e., match and discretionary) and earnings thereon are only posted to the P&U Common Stock Fund and ESOP Fund. Upon completing ten years of employment service and attaining age 55, participants are allowed to transfer a portion (up to a specified percentage) of their P&U Common Stock Fund balance (i.e., pertaining to Company contributions and earnings thereon) and their ESOP Fund balance into the other investment fund options.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contributions, Company match and discretionary contributions, and plan earnings. Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      VESTING

      Participants are always 100% vested in their contributions to the Plan and earnings thereon.

      Participants who have five or more years of employment service are 100% vested in their Company contribution accounts.

      Participants who have less than five years of employment service and one or more years of participation in the Plan have a non-forfeitable interest in the Company contributions and earnings thereon within the P&U Common Stock Fund and the ESOP Fund based on the following table:

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998




      =============================================================================

        YEARS OF PARTICIPATION                       NON-FORFEITABLE PERCENTAGE

      -----------------------------------------------------------------------------
        1 but less than 2                                      33 1/3%
        2 but less than 3                                      66 2/3%
        3 or more                                              100%

      -----------------------------------------------------------------------------



      Participants who cease participation in the Plan may be entitled to forfeited amounts if they re-participate in the Plan within 5 years.

      PARTICIPANT LOANS

      The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans for the purchase of a home have a $3,000 minimum loan amount. The loans are secured by the balance in the participant's account and bear a pre-established interest rate. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

      PAYMENT OF BENEFITS

      Participants who leave P&U may elect to receive their vested Plan balance. However, their P&U Common Stock Fund and ESOP accounts may be subject to forfeiture based upon years of participation and service.

      Benefits are paid either in cash or in cash and P&U common stock. P&U common stock is issued only with respect to the participant's accounts in the P&U Common Stock Fund and the ESOP Fund. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum, in installments or by the purchase of an annuity contract. If a participant elects to receive common stock, each share of the Preferred Stock (based on participant records) will be converted into 1.45 shares of P&U common stock.

      Participants may also elect to make in-service withdrawals subject to certain restrictions.

2.    SUMMARY OF ACCOUNTING POLICIES

      METHOD OF ACCOUNTING

      The financial statements of the Plan have been prepared on the accrual basis of accounting.

      In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3 ("SOP 99-3"), "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters". SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 effective for the plan year ended

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



      December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund options is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been presented to conform to the 1999 presentation.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see
      Note 5). P&U Common Stock is valued at quoted market price as of the last business day of the Plan year. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Plan year.

      P&U Preferred Stock is valued using the higher of the per-share stated value of $40.30 or the quoted market price of P&U common stock multiplied by 1.45 on the last business day of the Plan year. (Note: Preferred Stock share balances maintained by the Plan's trustee and recordkeeper are on a basis equal to one-thousandth of the share balance reflected on the Company's financial statements and the $40,300 stated value.)

      Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

      PAYMENT OF BENEFITS

      Benefit payments are recorded when paid.

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998




      PLAN EXPENSES

      Effective January 1, 1999, the Plan was amended to allow outside service provider expenses (e.g., recordkeeping and trustee fees) incurred in the operation of the Plan to be charged to the Plan. However, the Company continued to pay these expenses during 1999 and received a reimbursement from the Plan for the applicable 1999 expenses in 2000. An accrual for this reimbursement is included in other liabilities as of December 31, 1999. Investment manager fees were paid by the Plan during 1999 and 1998 and are netted against investment income.

      FORFEITURES

      Forfeited amounts are used to pay expenses of the Plan, interest on debt incurred by the Plan and to reduce Company contributions. Forfeitures which have not been utilized amounted to $599,130 and $301,970 as of December 31, 1999 and 1998, respectively.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of stocks, mutual funds, common/collective trusts, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets.

      ====================================================================================================================
                                                                                             DECEMBER 31,
                                                                                   1999                      1998
      --------------------------------------------------------------------------------------------------------------------
      Income Fund                                                          $       245,099,642      $        241,488,570
      Neuberger Berman Guardian Fund (3,978,639 and 3,519,158
        units, respectively)                                                        73,604,822                78,899,515
      Indexed Stock Fund (6,424,626 and 6,552,127 units,
        respectively)                                                              261,238,026               220,118,917
      American Century Ultra Fund (4,010,145 and 3,772,314 units,
        respectively)                                                              183,584,440               126,033,009
      P&U Common Stock  (4,680,178 and 4,794,837 shares,
        respectively)*                                                             210,608,010               271,507,645
      P&U Preferred Stock (6,692,442 and 6,861,966 shares,
        respectively)*                                                             436,681,847               563,410,319

      --------------------------------------------------------------------------------------------------------------------

      *Nonparticipant-directed

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 1999 and 1998


      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $74,546,344 as follows:

        =====================================================================================

                                                                                1999

        -------------------------------------------------------------------------------------
        Mutual funds                                                 $            47,262,961
        Common Stock                                                             (54,239,326)
        Preferred Stock                                                         (113,228,095)
        Common/collective trust funds                                             45,658,116
                                                                        ---------------------
                                                                     $           (74,546,344)
                                                                        =====================
        -------------------------------------------------------------------------------------


4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      P&U COMMON STOCK FUND

      Effective April 1, 1999, the P&U Common Stock Fund was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, certain Company contribution balances (and earnings thereon) within the P&U Common Stock Fund can only be transferred out of the fund into other investment options after participants satisfy certain age and service requirements. Because the participant-directed and nonparticipant-directed components of this fund cannot be easily separated, all assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

      Below are the net assets and significant components of the changes in net assets relating to the P&U Common Stock Fund:

       ======================================================================================================================

                                                                                        1999                    1998

       ----------------------------------------------------------------------------------------------------------------------
       Investments:
          Short-term investment funds                                          $          3,721,116    $           1,599,289
          Pharmacia & Upjohn, Inc. Common Stock                                         210,608,010              271,507,645
                                                                                 -------------------     --------------------
                 Total investments                                                      214,329,126              273,106,934

       Receivables:
          Dividends and interest receivable                                                  15,251                    7,923
          Discretionary Company contribution                                                      -                2,543,195
          Receivable from other investment funds                                            107,173                        -
          Other receivables                                                                       -                   77,714
                                                                                 -------------------     --------------------
                  Total receivables                                                         122,424                2,628,832
                                                                                 -------------------     --------------------

       Liabilities:
          Payable to other investment funds                                                       -                   39,382
          Other liabilities                                                                   8,816                      567
                                                                                 -------------------     --------------------
                  Total liabilities                                                           8,816                   39,949
                                                                                 -------------------     --------------------

       Net assets available for plan benefits                                  $        214,442,734    $         275,695,817
                                                                                 ===================     ====================
       ----------------------------------------------------------------------------------------------------------------------

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



       ===========================================================================================================================

                                                                                                                 YEAR ENDED
                                                                                                                 DECEMBER 31,
                                                                                                                    1999
       ---------------------------------------------------------------------------------------------------------------------------
       Additions:
          Additions to net assets attributed to:
            Investment income:
               Net depreciation                                                                              $        (54,239,326)
               Interest                                                                                                 1,430,237
               Dividends                                                                                                3,851,508
                                                                                                               --------------------
                     Total investment income (loss)                                                                   (48,957,581)
                                                                                                               --------------------

          Participant contributions (including rollovers)                                                               1,904,744
          Loan repayments (principal and interest)                                                                      3,651,481
          Transfers from other investment funds, net                                                                   15,007,032
                                                                                                               -------------------
                     Total additions                                                                                  (28,394,324)
                                                                                                               --------------------

       Deductions:
          Deductions from net assets attributed to:
            Benefits paid to participants                                                                             (29,972,945)
            Loans to participants                                                                                      (2,885,814)
                                                                                                               --------------------
                     Total deductions                                                                                 (32,858,759)
                                                                                                               --------------------

       Net decrease                                                                                                   (61,253,083)

       Net assets available for plan benefits:
          Beginning of year                                                                                           275,695,817
                                                                                                               --------------------
          End of year                                                                                        $        214,442,734
                                                                                                               ===================
       ---------------------------------------------------------------------------------------------------------------------------


      ESOP AND NOTES PAYABLE

      On March 1, 1990, the ESOP borrowed $275 million from the Bank of New York through the issuance of amortizing notes. These notes, which are guaranteed by P&U, mature in 2004 and pay interest at an annual rate of 9.79%. The proceeds of this debt were paid to P&U to liquidate $275 million of an original $300 million loan from P&U to the ESOP. The remaining principal balance on these notes was $217,700,000 with unpaid interest of $21,312,830 and $239,700,000 with unpaid interest of $23,466,630 as of December 31, 1999 and 1998, respectively.

      As of March 1, 1990, the ESOP also issued a new note to P&U in settlement of the remaining balance on the original ESOP loan. This note, in the amount of $25 million, carries an interest rate of 6.25% per annum. Interest accrues and is payable, along with principal, no later than the maturity date of February 1, 2005. The balance of this note, including unpaid interest, was $45,388,998 and $42,719,057 at December 31, 1999 and 1998, respectively.

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


      Effective January 31, 1997, the ESOP and State Street Bank entered into an agreement, whereby the ESOP can borrow amounts that in the aggregate cannot exceed $95,000,000 (collectively the "New Loans"). Any such borrowings bear interest at 7.00% per annum and will be due no later than December 31, 2010. No interest shall be due until the maturity date of any New Loans. The proceeds of each New Loan are to be used to pay principal and interest then due on any existing ESOP loans. In relation to New Loans, the ESOP had drawings of $18,000,000 with unpaid interest of $2,606,843 and $12,000,000 with unpaid interest of $1,291,442 as of
      December 31, 1999 and 1998, respectively.

      Projected loan payments on the ESOP debt (net of future New Loans) are as follows:


      ====================================================

      YEAR                                   AMOUNT

      ----------------------------------------------------

      2000                           $         26,000,000
      2001                                     22,166,448
      2002                                     26,354,613
      2003                                     31,868,377
      2004 to 2010                            154,310,562
                                       -------------------
          Total                      $        260,700,000
                                       ===================
      ----------------------------------------------------



Following are the net assets and significant components of the changes in net assets relating to the ESOP:

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998



=============================================================================================================================
                                                                                   DECEMBER 31,
                                                                                       1999
-----------------------------------------------------------------------------------------------------------------------------
                                                                ALLOCATED             UNALLOCATED              TOTAL
                                                                ---------             -----------              -----
Investments:
  Short-term investment funds                             $                 -   $         13,583,734   $        13,583,734
  Pharmacia & Upjohn, Inc. Preferred Stock, Series A
   convertible                                                    165,753,679            270,928,168           436,681,847
                                                             -----------------     ------------------     -----------------
           Total investments                                      165,753,679            284,511,902           450,265,581
                                                             -----------------     ------------------     -----------------

Receivables:
  Dividends and interest receivable                                         -              4,455,913             4,455,913
  Company contributions, net of forfeitures                                 -             29,204,436            29,204,436
  Other receivables                                                         -                 23,029                23,029
                                                             -----------------     ------------------     -----------------
           Total receivables                                                -             33,683,378            33,683,378
                                                             -----------------     ------------------     -----------------

Liabilities:
  Notes payable                                                             -            260,700,000           260,700,000
  Interest payable                                                          -             44,308,671            44,308,671
                                                             -----------------     ------------------     -----------------
           Total liabilities                                                -            305,008,671           305,008,671
                                                             -----------------     ------------------     -----------------

Net assets available for plan benefits                    $       165,753,679   $         13,186,609   $       178,940,288
                                                             =================     ==================     =================
-----------------------------------------------------------------------------------------------------------------------------



=============================================================================================================================
                                                                                     DECEMBER 31,
                                                                                         1998
-----------------------------------------------------------------------------------------------------------------------------
                                                                 ALLOCATED             UNALLOCATED              TOTAL
                                                                 ---------             -----------              -----
Investments:
  Short-term investment funds                             $                  -   $         13,827,436   $        13,827,436
  Pharmacia & Upjohn, Inc. Preferred Stock, Series A
   convertible                                                     185,954,691            377,455,628           563,410,319
                                                             ------------------     ------------------     -----------------
           Total investments                                       185,954,691            391,283,064           577,237,755
                                                             ------------------     ------------------     -----------------

Receivables:
  Dividends and interest receivable                                          -              4,477,600             4,477,600
  Company contributions, net of forfeitures                                  -             21,017,998            21,017,998
  Other receivables                                                          -                  8,849                 8,849
                                                             ------------------     ------------------     -----------------
           Total receivables                                                 -             25,504,447            25,504,447
                                                             ------------------     ------------------     -----------------

Liabilities:
  Notes payable                                                              -            276,700,000           276,700,000
  Interest payable                                                           -             42,477,129            42,477,129
                                                             ------------------     ------------------     -----------------
           Total liabilities                                                 -            319,177,129           319,177,129
                                                             ------------------     ------------------     -----------------

Net assets available for plan benefits                    $        185,954,691   $         97,610,382   $       283,565,073
                                                             ==================     ==================     =================
-----------------------------------------------------------------------------------------------------------------------------

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


      =============================================================================================================================

                                                                                     YEAR ENDED DECEMBER 31, 1999

      -----------------------------------------------------------------------------------------------------------------------------
                                                                       ALLOCATED             UNALLOCATED               TOTAL
                                                                       ---------             -----------               -----
        Additions:
          Additions to net assets attributed to:
           Investment income:
             Net depreciation                                  $        (32,077,242)   $       (81,150,853)   $      (113,228,095)
             Interest                                                             -                512,009                512,009
             Dividends                                                    5,976,550             11,066,957             17,043,507
                                                                   ------------------     ------------------     ------------------
                   Total investment income (loss)                       (26,100,692)           (69,571,887)           (95,672,579)
                                                                   ------------------     ------------------     ------------------

           Company contributions, net of forfeitures                              -             29,727,465             29,727,465
           Allocation of 295,497 shares of Preferred Stock
            for Company matching contributions                           19,281,179                      -             19,281,179
                                                                   -----------------     ------------------     ------------------
                   Total additions                                       (6,819,513)           (39,844,422)           (46,663,935)
                                                                   ------------------     ------------------     ------------------

        Deductions:
          Deductions from net assets attributed to:
           Benefits paid to participants                                (12,807,446)                     -            (12,807,446)
           Interest on notes payable                                              -           (25,298,172)            (25,298,172)
           Transfers to other investment funds                             (574,053)                    -                (574,053)
           Allocation of 295,497 shares of Preferred Stock
            for Company matching contributions                                    -           (19,281,179)            (19,281,179)
                                                                   ------------------     -----------------      ------------------
                   Total deductions                                     (13,381,499)          (44,579,351)            (57,960,850)
                                                                   ------------------     -----------------      ------------------

                Net decrease                                            (20,201,012)           (84,423,773)          (104,624,785)

        Net assets available for plan benefits:
           Beginning of year                                            185,954,691             97,610,382            283,565,073
                                                                   ------------------     -----------------      -----------------
           End of year                                         $        165,753,679   $         13,186,609   $        178,940,288
                                                                   ==================     =================      =================
      -----------------------------------------------------------------------------------------------------------------------------


5.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      The Income Fund consists primarily of benefit responsive GICs and SICs. The contract value of the GICs and SICs represents the cost or book-value of the contract plus accrued interest. At December 31, 1999 and 1998, the Plan held GICs with a contract value of $40,474,517 and $79,920,660, respectively. The contract value of the SICs represents fair value of the underlying asset plus the book-value of the wrapper contract associated with the underlying asset. At December 31, 1999 and 1998, SIC fair values were $177,738,536 and $142,561,482, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yield and crediting interest rates were approximately 6% for 1999 and 1998. The crediting interest rate for GICs is based on a formula agreed upon with the issuers and is maintained for the life of the contract. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%.

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500.

       =========================================================================================================================

                                                                                                   DECEMBER 31,
                                                                                           1999                    1998
       -------------------------------------------------------------------------------------------------------------------------
       Net assets available for plan benefits per the financial statements        $      1,338,369,680    $       1,355,012,133

       Amounts allocated to withdrawing participants                                        (1,533,534)             (1,409,013)
                                                                                    -------------------     --------------------

       Net assets available for plan benefits per Form 5500                       $      1,336,836,146    $       1,353,603,120
                                                                                    ===================     ====================
       -------------------------------------------------------------------------------------------------------------------------

      The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

       ==========================================================================================================

                                                                                                  YEAR ENDED
                                                                                              DECEMBER 31, 1999

       ----------------------------------------------------------------------------------------------------------
       Benefits paid to participants per the financial statements                            $       120,949,116


       Add: Amounts allocated to withdrawing participants at
                December 31, 1999                                                                      1,533,534


       Less: Amounts allocated to withdrawing participants at
                December 31, 1998                                                                     (1,409,013)
                                                                                               ------------------

       Benefits paid to participants per Form 5500                                           $       121,073,637
                                                                                               ==================
      -----------------------------------------------------------------------------------------------------------

      Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.    RELATED-PARTY TRANSACTIONS

      The Plan holds shares of P&U common stock. At December 31, 1999 and 1998, the Plan owned 4,680,178 and 4,794,837 shares of Pharmacia & Upjohn, Inc. common stock at a cost of $75,850,797 and $65,768,467, respectively. In addition, Plan funds are invested in a short-term investment fund as well as SICs issued by Street Bank & Trust Company, a trustee of the Plan. At December 31, 1999 and 1998, the fair value of the State Street Bank & Trust Company short term investment account was $40,622,685 and $25,254,508, respectively and the contract value of the SICs was $22,067,683 and $24,518,083, respectively. At December 31, 1999, Plan funds were also invested in short-term investment funds issued by the Bank of New York, a trustee of

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                        Notes to Financial Statements

                          December 31, 1999 and 1998


      the Plan. The fair value of the Bank of New York investment at December 31, 1999 was $2,433,421.

8.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire plan balance (including match and discretionary contributions and earnings thereon).

9.    TAX STATUS OF THE PLAN

      The Plan obtained its latest determination letter on April 18, 1996, in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

10.   ASSET TRANSFERS, NET

      The Company merged with SUGEN Inc. during 1999. Effective December 1, 1999, the SUGEN Inc. 401(k) Plan (the "SUGEN Plan") assets were merged into the Plan and $5,381,607 was transferred from the SUGEN Plan into the Plan.

      Effective December 1, 1999, the Pharmacia U.S. Inc. Employee Savings Plan (the "Pharmacia U.S. Inc. Plan") was merged into the Plan. Related to this plan merger, the statement of net assets available for plan benefits as of December 31, 1999 includes $42,373,142 in investments that were merged into the Plan from the Pharmacia U.S. Inc. Plan. In addition, the Asset transfers, net line item within the statement of changes in net assets available for plan benefits includes an asset transfer into the Plan of $41,143,098 representing the value of the Pharmacia U.S. Inc. Plan as of the effective date of the plan merger.

11.   SUBSEQUENT EVENTS

      Effective January 1, 2000, the Company amended the Plan as follows:

      - Compensation for purposes of computing participants' contributions to the Plan changed from Base Pay to Total Pay, as defined in the Plan.

      - Active participants in the Plan as of January 1, 2000 and thereafter are 100% vested in their Company contributions and earnings thereon.

      - The Company will match 100% of participant contributions, from 1% to 5% of Total Pay, in the form of Preferred Stock within the ESOP. The Plan will allocate shares of Preferred Stock to participants such that, at the time of allocation, the total value of the shares allocated is

                 THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

         equivalent to the Company match. The value of a share of Preferred Stock will be the closing price of one share of P&U common stock multiplied by the 1.45 conversion factor.

      - Cash dividends on Preferred Stock allocated to participants' accounts prior to January 1, 2000 will continue to be replaced with additional shares of Preferred Stock using the $40.30 per-share stated value for a share of Preferred Stock. Cash dividends on Preferred Stock allocated to participants' accounts on or after January 1, 2000 will be replaced with additional shares of Preferred Stock using the P&U common stock price multiplied by the 1.45 conversion factor.

Effective March 31, 2000, the Company merged with the Monsanto Company to form Pharmacia Corporation. As a result of the merger, the P&U Common Stock Fund received 1.19 shares of Pharmacia common stock for each share of P&U common stock. In addition, each share of P&U Preferred Stock was converted into one share of convertible perpetual preferred stock of Pharmacia Corporation. The Pharmacia Corporation preferred stock is convertible into 1.7255 shares of Pharmacia Corporation common stock.

                             SUPPLEMENTAL SCHEDULES

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
       Common Stock:

 *       Pharmacia & Upjohn, Inc.          Common stock, $.01 par value;
                                           4,680,178 shares                     $          75,850,797   $     210,608,010
                                                                                    -----------------     ---------------
                Total common stock                                                         75,850,797         210,608,010
                                                                                    -----------------     ---------------
       Preferred stock:

 *       Pharmacia & Upjohn, Inc.
             Series A                      Preferred stock, $.01 par value;
             convertible - unallocated     4,152,156 shares                              167,331,887          270,928,168

 *       Pharmacia & Upjohn, Inc.
             Series A                      Preferred stock, $.01 par value;
             convertible - allocated       2,540,286 shares                              102,373,526          165,753,679
                                                                                    ----------------      ---------------

                Total preferred stock                                           $        269,705,413    $     436,681,847
                                                                                    ----------------      ---------------
       Mutual Funds:

         American Century Ultra            Mutual fund: 4,010,145 units                  117,314,268          183,584,440

         American Balanced                 Mutual fund: 3,422,976 units                   50,897,561           49,359,312

         Neuberger Berman Guardian         Mutual fund: 3,978,639 units                   86,875,428           73,604,822

         Templeton Foreign                 Mutual fund: 5,549,121 units                   53,759,618           62,261,134

         Fidelity Magellan **              Mutual fund: 109,210 units                     11,126,965           14,921,330

         Vanguard Wellington **            Mutual fund: 219,664 units                      6,010,331            6,141,804

         Invesco Total Return **           Mutual fund: 88,778 units                       2,308,561            2,568,369

         Invesco Value Equity **           Mutual fund: 102,882 units                      2,637,005            2,771,634

         Brandywine Fund **                Mutual fund: 84,731 units                       2,899,777            3,633,251

         Templeton Foreign **              Mutual fund: 46,709 units                         470,334              524,067
                                                                                    ----------------      ---------------

                Total mutual funds                                              $        334,299,848    $     399,370,163
                                                                                    ----------------      ---------------



------------------------------------------

*   Represents a party-in-interest to the Plan

** These assets relate to the merger of the Pharmacia U.S. Inc. Employee Savings Plan into the Plan and were subsequently liquidated in 2000.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
       Common/Collective Trust Funds:
         Barclays Global Investors         Common/Collective Trust Fund:
                                           6,424,626 units                               117,094,662          261,238,026

         Invesco Stable Value Fund **      Common/Collective Trust Fund:
                                           6,802,601 units                                 6,802,601            6,802,601

         Bankers Trust Pyramid             Common/Collective Trust Fund:
           Open End GIC Fund **            2,467,824 units                                 2,467,824            2,467,824
                                                                                    ----------------      ---------------
                Total Common/Collective Trust Fund                              $        126,365,087   $      270,508,451
                                                                                    ----------------      ---------------
       Short-Term Investment Funds:

 *       State Street Bank & Trust Co.
         Short-Term Investment Fund        Money market fund                              40,622,847           40,622,847

 *       Bank of New York
         Short-Term Investment Fund **     Money market fund                               2,433,421            2,433,421
                                                                                    ----------------      ---------------
                Total Short-Term Investment Funds                               $         43,056,268   $       43,056,268
                                                                                    ----------------      ---------------
       Guaranteed investment contracts - insurance companies:


       American Int'l Life ICON
         Contract No. GIC 18305               Interest rate: 5.73%
                                              Maturity date: 11/06/2003         $          7,463,502   $        7,463,502

       Combined Insurance
         Contract No. CG-1058                 Interest rate: 6.64%
                                              Maturity Date: 11/15/2000                    6,155,061            6,155,061

       John Hancock Mutual Life Ins. Co.
         Contract No. GAC-14500               Interest rate: 5.90%
                                              Maturity date: 02/10/2004                    7,358,482            7,358,482

       New York Life Insurance Co.
         Contract No. GA30681                 Interest rate: 6.75%
                                              Maturity Date: 04/02/2001                    6,329,221            6,329,221

       Principal Mutual Life Ins. Co.
         Contract No. 42387201                Interest rate: 6.67%
                                              Maturity date: 01/31/2000                    6,311,211            6,311,211

       Sun Life Assurance Co.-Canada
       Contract No. S-0746-G                  Interest rate: 7.65%
                                              Maturity date: 04/03/2000                    6,857,040            6,857,040
                                                                                    ----------------      ---------------

                Total Guaranteed Investment Contracts - Contract Value          $         40,474,517   $       40,474,517
                                                                                    ----------------      ---------------

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999



EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
       Synthetic Investment Contracts***:

       AIG Financial Products
       (3 contracts)
         Contract No. 143308               Wrapper Contract                                                         2,422
                                           Green Tree Mfd. Housing 1996-4                                       2,608,677
                                                                                                          ---------------
                                           Total Contract Value                    $       2,611,099   $        2,611,099
                                              Interest rate: 6.42%
                                              Maturity date: 01/15/2001

         Contract No. 180162               Wrapper Contract                                                       117,421
                                           American Express Credit Trust                                        4,960,622
                                                                                                          ---------------
                                           Total Contract Value                            5,078,043            5,078,043
                                              Interest rate: 5.95%
                                              Maturity date: 09/16/2002

         Contract No. 212753               Wrapper Contract                                                       256,823
                                           FUSAM 1997-6 A                                                       6,940,897
                                                                                                          ---------------
                                           Total Contract Value                            7,197,720            7,197,720
                                              Interest rate: 5.39%
                                              Maturity date: 07/17/2002
       Chase Manhattan Bank
       (5 contracts)
         Contract No. 400176               Wrapper Contract                                                       (6,638)
                                           Sears Credit Account Master Trust
                                            96-1                                                                4,979,378
                                                                                                          ---------------
                                           Total Contract Value                            4,972,740            4,972,740
                                              Interest rate: 7.00%
                                              Maturity date: 03/15/2002

         Contract No. 400180               Wrapper Contract                                                      (40,820)
                                           Freddie Mac 1697 PH                                                  7,408,576
                                                                                                          ---------------
                                           Total Contract Value                            7,367,756            7,367,756
                                              Interest rate: 7.10%
                                              Maturity date: 02/18/2003


-------------------------------
*** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
         Contract No. 401271               Wrapper Contract                                                       101,691
                                           Citi Bank Credit Card Master Trust
                                            98-1                                                                5,072,218
                                                                                                          ---------------
                                           Total Contract Value                            5,173,909            5,173,909
                                              Interest rate: 4.89%
                                              Maturity date: 01/15/2001

         Contract No. 401079               Wrapper Contract                                                       128,394
                                           Green Tree Mfd. Housing 1998-2                                       4,921,300
                                                                                                          ---------------
                                           Total Contract Value                            5,049,694            5,049,694
                                              Interest rate: 6.07%
                                              Maturity date: 02/02/2004

         Contract No. 401080               Wrapper Contract                                                        62,450
                                           Freddie Mac 1615 G                                                   4,962,652
                                                                                                          ---------------
                                           Total Contract Value                            5,025,102            5,025,102
                                              Interest rate: 6.01%
                                              Maturity date: 01/15/2003

       Deutsche Bank AG (2 contracts)
          Contract No. FID-PUP-2           Wrapper Contract                                                       133,198
                                           FANNIEMAE 5.125% 2/13/04                                             5,757,127
                                                                                                          ---------------
                                           Total Contract Value                            5,890,325            5,890,325
                                              Interest rate: 6.18%
                                              Maturity date: 02/13/2004

          Contract No. FID-PUP-1           Wrapper Contract                                                       457,828
                                           FN93 225-TH 6% 6/23 PAC-I                                            6,702,500
                                                                                                          ---------------
                                           Total Contract Value                            7,160,328            7,160,328
                                              Interest rate: 5.55%
                                              Maturity date: 06/25/2007
       Monumental Life Ins. Co ABS
       Insurance Co. (5 contracts)
         Contract No. BDA00379TR-02        Wrapper Contract                                                        67,356
                                           Premier Auto Trust 1998-1 A4                                         4,954,142
                                                                                                          ---------------
                                           Total Contract Value                            5,021,498            5,021,498
                                              Interest rate: 5.70%
                                              Maturity date: 03/06/2002

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
         Contract No. BDA00379TR-04        Wrapper Contract                                                       115,924
                                           Chase Manhattan Auto Trust
                                            1998-B                                                              4,943,539
                                                                                                          ---------------
                                           Total Contract Value                            5,059,463            5,059,463
                                              Interest rate: 5.23%
                                              Maturity date: 08/15/2002

         Contract No. BDA00379TR-05        Wrapper Contract                                                       261,259
                                           G.E. Capital Corp 5.35% 11/18/98                                     4,870,614
                                                                                                          ---------------
                                           Total Contract Value                            5,131,873            5,131,873
                                              Interest rate: 5.00%
                                              Maturity date: 11/18/2002

         Contract No. BDA00379TR-07        Wrapper Contract                                                       207,940
                                           DISCOVER 1999-1 (A) DCMT                                             6,921,755
                                                                                                          ---------------
                                           Total Contract Value                            7,129,695            7,129,695
                                              Interest rate: 5.33%
                                              Maturity date: 02/15/2002

         Contract No. BDA00379TR-09        Wrapper Contract                                                       252,106
                                           FN 94-30H 6.25% 11/22 CMO PACI                                       4,836,941
                                                                                                          ---------------
                                           Total Contract Value                            5,089,047            5,089,047
                                              Interest rate: 5.94%
                                              Maturity date: 04/25/2007

       Morgan Guaranty (5 contracts)
         Contract No. Upjohn#1             Wrapper Contract                                                         3,892
                                           Mercantile Credit Card Trust
                                            1995-1                                                              9,186,620
                                                                                                          ---------------
                                           Total Contract Value                            9,190,512            9,190,512
                                              Interest rate: 6.12%
                                              Maturity date: 11/15/2000

         Contract No. Upjohn2A             Wrapper Contract                                                        27,139
                                           MBNA Credit Card Trust 1997-F                                        5,987,780
                                                                                                          ---------------
                                           Total Contract Value                            6,014,919            6,014,919
                                              Interest rate: 6.69%
                                              Maturity date: 06/17/2000

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
         Contract No. Upjohn03             Wrapper Contract                                                      (10,742)

                                           Ford Auto Loan Master Trust 1995-1                                   5,121,278
                                                                                                          ---------------
                                           Total Contract Value                            5,110,536            5,110,536
                                              Interest rate: 6.89%
                                              Maturity date: 08/15/2000

         Contract No. Upjohn04             Wrapper Contract                                                       209,818
                                           New Court Equipment Lease 1998                                       6,801,208
                                                                                                          ---------------
                                           Total Contract Value                            7,011,026            7,011,026
                                              Interest rate: 5.28%
                                              Maturity date: 02/20/2002

         Contract No. Upjohn05             Wrapper Contract                                                        79,728
                                           FNMA 6.5% 08/04                                                      5,068,403
                                                                                                          ---------------
                                           Total Contract Value                            5,148,131            5,148,131
                                              Interest rate: 6.42%
                                              Maturity date: 08/16/2004

       Rabobank Nederland
       (2 contracts)
         Contract No. UPJ019701            Wrapper Contract                                                          (82)
                                           Olympic Auto Trust 1996-A A4                                           567,515
                                                                                                          ---------------
                                           Total Contract Value                              567,433              567,433
                                              Interest rate: 6.17%
                                              Maturity date: 03/15/2000

         Contract No. UPJ109801            Wrapper Contract                                                       138,660
                                           FH 1630 PG 5.75 4/20 PAC-I                                           4,930,208
                                                                                                          ---------------
                                           Total Contract Value                            5,068,868            5,068,868
                                              Interest rate: 5.15%
                                              Maturity date: 11/15/2002

  *    State Street Bank & Trust Co.
       (5 contracts)
       Contract No. 96036                  Wrapper Contract                                                           746
                                           Western Fin. Auto Trust 1996-C                                       2,041,762
                                                                                                          ---------------
                                           Total Contract Value                            2,042,508            2,042,508
                                              Interest rate: 6.40%
                                              Maturity date: 09/20/2000

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
         Contract No. 98114                Wrapper Contract                                                        41,521
                                           Fannie Mae 1993-41 PG                                                5,102,425
                                                                                                          ---------------
                                           Total Contract Value                            5,143,946            5,143,946
                                              Interest rate: 5.87%
                                              Maturity date: 06/25/2002

         Contract No. 98006                Wrapper Contract                                                        64,097
                                           Freddie Mac 1564 G                                                   4,783,000
                                                                                                          ---------------
                                           Total Contract Value                            4,847,097            4,847,097
                                              Interest rate: 5.81%
                                              Maturity date: 02/18/2003

         Contract No. 98054                Wrapper Contract                                                        75,889
                                           Freddie Mac 1618 G                                                   4,939,975
                                                                                                          ---------------
                                           Total Contract Value                            5,015,864            5,015,864
                                              Interest rate: 5.87%
                                              Maturity date: 07/15/2003

         Contract No. 98115                Wrapper Contract                                                        83,327
                                           Freddie Mac 1606 G                                                   4,934,941
                                                                                                          ---------------
                                           Total Contract Value                            5,018,268            5,018,268
                                              Interest rate: 5.84%
                                              Maturity date: 10/15/2002


         UBS AG
         (6 contracts)
         Contract No. 2315                 Wrapper Contract                                                         1,932
                                           Americredit Auto Trust 1997-D                                        5,497,122
                                                                                                          ---------------
                                           Total Contract Value                            5,499,054            5,499,054
                                              Interest rate: 6.73%
                                              Maturity date: 09/05/2002

         Contract No. 2316                 Wrapper Contract                                                       109,512
                                           Dayton Hudson Credit Card Trust
                                            97-1                                                                5,364,764
                                                                                                          ---------------
                                           Total Contract Value                            5,474,276            5,474,276
                                              Interest rate: 6.55%
                                              Maturity date: 10/25/2002

         Contract No. 2419                 Wrapper Contract                                                         3,781
                                           Case Equipment Loan Trust 1997                                       1,696,087
                                                                                                          ---------------
                                           Total Contract Value                            1,699,868            1,699,868
                                              Interest rate: 5.95%
                                              Maturity date: 02/15/2001

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
         Contract No. 2472                 Wrapper Contract                                                        36,818
                                           Fannie Mae 1994-85 E                                                 3,909,596
                                                                                                          ---------------
                                           Total Contract Value                            3,946,414            3,946,414
                                              Interest rate: 5.46%
                                              Maturity date: 12/26/2001

         Contract No. 2605                 Wrapper Contract                                                       267,030
                                           HELLER 99-PHI (A1) HFCMC CMBS                                        4,682,057
                                                                                                          ---------------
                                           Total Contract Value                            4,949,087            4,949,087
                                              Interest rate: 5.99%
                                              Maturity date: 02/15/2008

         Contract No. 2718                 Wrapper Contract                                                        20,759
                                           FHLMC 6.250% 10/15/02                                                5,020,672
                                                                                                          ---------------
                                           Total Contract Value                            5,041,431            5,041,431
                                              Interest rate: 6.47%
                                              Maturity date: 10/15/2002


       West Deutsche Landesbank
       (3 contracts)
         Contract No. WLB6023              Wrapper Contract                                                         4,152
                                           Conti Home Equity Loan 1997-4                                        1,566,122
                                                                                                          ---------------
                                           Total Contract Value                            1,570,274            1,570,274
                                              Interest rate: 5.89%
                                              Maturity date: 07/15/2000

         Contract No. WLB6113              Wrapper Contract                                                       239,401
                                           CMAC 98-C2 A1                                                        4,736,557
                                                                                                          ---------------
                                           Total Contract Value                            4,975,958            4,975,958
                                              Interest rate: 5.69%
                                              Maturity date: 02/15/2006

         Contract No. WLB6146              Wrapper Contract                                                        54,021
                                           PP&L 1999-1 (A4) PPL                                                 4,959,507
                                                                                                          ---------------
                                           Total Contract Value                            5,013,528            5,013,528
                                                                                    ----------------      ---------------
                                              Interest rate: 6.75%
                                              Maturity date: 12/26/2003


                Total Synthetic Investment Contracts  - Contract Value          $        181,307,290  $       181,307,290
                                                                                    ----------------      ---------------
                Total Investment Contracts                                      $        221,781,807  $       221,781,807
                                                                                    ----------------      ---------------

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999



EIN# 38-1123360

Plan# 002

                                                        (c)
                      (b)                 DESCRIPTION OF INVESTMENT INCLUDING
         IDENTIFY OF ISSUE, BORROWER,       MATURITY DATE, RATE OF INTEREST,              (d)                  (e)
 (a)       LESSOR, OR SIMILAR PARTY           COLLATERAL PAR, OR MATURITY                COST             CURRENT VALUE
 *     Participant loans:
         Participant loans                    Interest rate: 6% - 11%           $                  -   $       28,479,526
                                                                                    -----------------     ----------------

                Total Investments                                               $      1,071,059,220   $    1,610,486,072
                                                                                    =================     ================

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                      Schedule of Reportable Transactions

                      For the Year Ended December 31, 1999

EIN# 38-1123360

Plan# 002


              (a)                  (b)
       IDENTIFY OF PARTY      DESCRIPTION OF        NUMBER OF             (c)               (d)
           INVOLVED               ASSET            TRANSACTIONS      PURCHASE PRICE    SELLING PRICE
     State Street Bank &    Short-Term                  181               58,590,537                 -
*    Trust Company          Investment Fund             332                        -        56,712,412



                           (f)                                      (h)                   (i)
        (e)          EXPENSE INCURRED         (g)         CURRENT VALUE OF ASSET      NET GAIN OR
    LEASE RENTAL     WITH TRANSACTION    COST OF ASSET      ON TRANSACTION DATE         (LOSS)
                 -                   -     58,590,537               58,590,537                  -
                 -                   -     56,712,412               56,712,412                  -





-------------------------------------------
* Represents a party-in-interest to the Plan

                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-34344) of Pharmacia Corporation of our report dated May 26, 2000 relating to the financial statements of the Pharmacia & Upjohn Employee Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP



Florham Park, New Jersey
June 30, 2000